UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2018

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On January 22, 2018, BiondVax Pharmaceuticals, Ltd. (the “Company” or “BiondVax”) signed a letter of intent, or LOI, with a European contract research organization, for the purpose of conducting a phase 3 clinical trial in Europe, planned by the Company to begin prior to the 2018/19 flu season.

Under the LOI, the parties are to enter into a master service agreement and work order related to the performance of a phase 3 trial as soon as possible in order to assess the safety and clinical efficacy of BiondVax’s product candidate M-001, a universal influenza vaccine. The LOI includes an upfront fee payable by the Company of €200,000 for start-up activities, as detailed in the LOI. The LOI continues in effect until the earlier of: (1) the end of the one month period following the execution of the LOI or (2) the execution of the master service agreement, unless extended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: January 24, 2018	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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